April 22, 2019

To American Water Shareholders:

Boston Common Asset Management, LLC and along with co-filer Maryknoll Sisters of St. Dominic, Inc., are urging shareholders to vote FOR Proposal 5 at the American Water Works Company, Inc. shareholder meeting on May 10, 2019.

The proposal asks American Water to prepare an annual report on its lobbying.

Resolved, the shareholders of American Water request the preparation of a report, updated annually, disclosing:

1.	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.	Payments by American Water used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3.	American Water’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4.	Description of management’s and the Board’s decision making process and oversight for making payments described in sections 2 and 3 above.

The proposal is part of an ongoing investor campaign1 for greater corporate political spending disclosure. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives which can pose risks American Water’s reputation to the detriment of shareholder value.

Reputation: Corporate Reputation Is an Important Component of Shareholder Value

•	According to a Conference Board study, companies with a high reputation rank perform better financially than lower ranked companies. Executives also find it is much harder to recover from a reputational failure than to build and maintain reputation.[2]
•	In a 2014 Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[3]

1 “Institutional Investors Continue to Press Companies for Disclosure of Lobbying in 2019,” AFSCME & Walden Asset Management, February 27, 2019, https://waldenassetmgmt.com/wp-content/uploads/2019/02/Announcement-of-2019-lobbying-resolutions.pdf, accessed March 18, 2019.

2 “Reputation Risk,” The Conference Board, 2007, p. 6, https://papers.ssrn.com/sol3/papers.cfm?abstract_id=1077894.

3 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, https://www2.deloitte.com/content/dam/Deloitte/pl/Documents/Reports/pl_Reputation_Risk_survey_EN.pdf.

Federal Lobbying – American Water Has Spent $1.725 Million Since 2011

•	American Water spent $810,000 in 2017 and 2018 on federal lobbying activities.
•	And since 2011, American Water has spent at least $1,725,000 on federal lobbying.[4]

State Lobbying – Information on American Water’s Spending Difficult to Obtain

•	Obtaining comprehensive state lobbying information is described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information at many states.[5]
•	American Water’s state-level lobbying spending is likely significant, as it provides services in 46 states and has utilities operating in 16 states.[6] Moreover, American Water subsidiaries lobby at the state level, which makes looking up American Water’s state lobbying more difficult.
•	In California, California-American Water spent $1,765,786 on lobbying in 2017 and 2018.[7]
•	In New Jersey, New Jersey-American Water spent $1,343,186 on lobbying from 2010 – 2018.[8]
•	In Pennsylvania, Pennsylvania-American Water spent $1,421,342 on lobbying from 2010 – 2018.[9]
•	In Kentucky, Kentucky-American Water’s lobbying over rates over a bill that would allow Kentucky American Water “to raise rates by inflating the value of smaller utilities it is buying” has attracted media scrutiny.[10]

Trade Association Blind Spot

•	Corporations make payments to trade associations that are used lobby indirectly on their behalf without specific disclosure or accountability. Trade associations spend hundreds of millions to lobby. For example, the US Chamber of Commerce has spent more than $1.5 billion since 1998.[11]
•	American Water shareholders face a trade association blind spot, as American Water currently fails to disclose its trade association memberships, and does not disclose its trade association payments, nor the portions of these payments used for lobbying.
•	American Water previously served on the board of the Chamber of Commerce in 2009.[12] The Chamber spent $94.8 million on lobbying in 2018, yet whether American Water belongs to the Chamber is unknown.
•	American Water is listed as a member of the National Association of Water Companies[13] (NAWC) and the American Water Works Association,[14] which spent $903,545 on federal lobbying in 2017 and 2018. American Water’s membership in NAWC has drawn scrutiny.[15]

4 https://www.opensecrets.org/lobby/clientsum.php?id=D000031514&year=2018

5 “Wal-Mart Improves Lobbying Disclosure after Shareholder Push,” Reuters, May 13, 2015, https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-shareholder-push-idUSKBN0NY0AH20150513.

6 2018 American Water 10-K, p. 3.

7 http://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1223869&view=activity&session=2017

8 https://www.elec.state.nj.us/publicinformation/gaa_annual.htm

9 https://www.palobbyingservices.pa.gov/Public/wfSearch.aspx#BOTTOM

10 “Lawmakers Should Say ‘No’ to Corporate Money Grab by Kentucky American Water,” Herald Leader, February 19, 2019, https://www.kentucky.com/opinion/editorials/article226462850.html.

11 https://www.opensecrets.org/lobby/top.php?indexType=s&showYear=2018, accessed March 19, 2019.

12 https://pr.amwater.com/news-releases/news-release-details/american-water-ceo-don-correll-elected-us-chamber-commerce-board

13 http://www.nawc.org/about-nawc/our-board-of-directors.aspx

14 https://www.awwa.org/About-Us/Leadership

15 “Industry Group Says Public Takeover of NY American Water Would Be a ‘disaster,’” Newsday, August 21, 2018, https://www.newsday.com/long-island/nassau/american-water-public-takeover-1.20610165

•	At the state trade association level, American Water is listed a member of the California Water Association[16] and the New Jersey Utility Association,[17] which both lobby at the state level.
•	We believe American Water’s undisclosed trade association memberships and payments used for lobbying could pose reputational risks.

ALEC & Reputational Risk

•	The proposal also asks for disclosure of payments to tax-exempt organizations that write model legislation, which includes the American Legislative Exchange Council, or ALEC, which is a non-profit that convenes state lawmakers and corporations to promote model laws written by corporations.
•	American Water has been identified as a member of ALEC and was a Trustee level funder of ALEC’s 2016 Annual meeting.[18] ALEC has attracted negative attention for its role in promoting bills that undermine regulations to address issues like climate change, workplace safety and workers’ rights, and American Water’s involvement has attracted negative media scrutiny.[19]
•	Highlighting the reputational risks of third-party involvement, more than 100 companies have publicly announced leaving ALEC, including 3M, Alliant Energy, Ameren, Deere & Co., Dow Chemical, Entergy, Exxon, International Paper, Medtronic, PG&E Corp and Xcel Energy.

GRI Signatories Are Reporting Significant Lobbying and Public Policy Issues

•	American Water uses the Global Reporting Initiative (GRI) Reporting Principles of materiality, sustainability context and stakeholder inclusiveness to help guide its sustainability reporting.[20]
•	GRI Standard 415: Public Policy[21] “addresses the topic of public policy. This includes an organization’s participation in the development of public policy, through activities such as lobbying and making financial or in-kind contributions to political parties, politicians, or causes.”
•	Under GRI Standard 415, a company “should report:
o	(1) the significant issues that are the focus of its participation in public policy development and lobbying;

16 http://www.calwaterassn.com/about-cwa/regulated-water-utilities-in-california/

17 http://www.njua.com/member_companies

18 “Revealed: AARP Is Funding ALEC,” Center for Media and Democracy, July 28, 2016, https://www.exposedbycmd.org/2016/07/28/revealed-aarp-funding-alec/.

19 “Private Water Industry Defends ALEC Membership,” American Independent, May 3, 2012, https://www.huffpost.com/entry/nawc-alec-membership_n_1472752.

20 https://pr.amwater.com/news-releases/news-release-details/american-water-announces-publication-latest-corporate

21 https://www.globalreporting.org/standards/gri-standards-download-center/gri-415-public-policy-2016/

o	(2) the company’s stance on these issues, and any differences between its lobbying positions and any stated policies, goals, or other public positions.”
•	The means GRI-reporting companies should be disclosing the significant issues it lobbies on and any differences between its lobbying positions and its stated polices, goals and public positions.

Broad International Support for Lobbying Transparency

•	The International Corporate Governance Network (ICGN) representing more than $18 trillion in assets, supports lobbying disclosure and political disclosure as best practice, and supports disclosure of any amounts over $10,000.[22]
•	In May 2018, the Principles for Responsible Investment (PRI) launched a new guide on corporate climate lobbying to help investors engage with companies on their direct and indirect lobbying practices related to climate policy. Specifically, companies should be consistent in their policy engagement in all geographic regions and should ensure any engagement conducted by member trade associations on their behalf or with their support is aligned with a company positions.[23]
•	In October 2018, a $2 trillion coalition of investors led by the Church of England pension board and Swedish pension fund AP7, sent letters to 55 large European companies, stating that lobbying on climate issues should be evaluated, managed and reported on transparently and noting it was unacceptable that companies counteract ambitious climate policy, either directly or through their trade associations.[24]
•	The OECD’s Principles for Transparency and Integrity in Lobbying find that a sound framework for transparency in lobbying is crucial to safeguard the integrity of the public decision-making process.[25]

Non-deductible Payments under Section 162(e)(1)(B) Are Political Contributions, not Lobbying Payments

•	In its opposition statement, the Board argues that it has “adopted a company-wide Political Contribution Policy that requires us to disclose each year on our website payments over $50,000 made in the prior year to a trade association or tax-exempt organization that notified us in writing that a portion of such payments were used to pay non-deductible lobbying and political expenses. Thus, our Board has already implemented reasonable oversight over, and we have agreed to provide reasonable transparency to our shareholders regarding, these third-party payments.”

•	However, the actual policy on its website states that “[t]he Company will publicly disclose on its website on an annual basis, 180 days after the end of a fiscal year, beginning with the 2018 fiscal year, its payments to a Third-Party, where the amount paid during a fiscal year exceeds $50,000 (individually or in the aggregate), and where the Third-Party informs the Company in writing that a portion of such payment was used for lobbying expenditures or political contributions considered non-deductible under Section 162(e)(1)(B) of the Internal Revenue Code.”

22 https://www.icgn.org/sites/default/files/ICGN%20Political%20Lobbying%20%26%20Donations%202017.pdf

23 https://www.unpri.org/Uploads/g/v/q/PRI_Converging_on_climate_lobbying.pdf

24 “Pension Funds Challenge Major European Emitters on Climate Lobbying,” Church of England, October 29, 2018, https://www.churchofengland.org/more/media-centre/news/pension-funds-challenge-major-european-emitters-climate-lobbying.

25 http://www.oecd.org/gov/ethics/oecdprinciplesfortransparencyandintegrityinlobbying.htm

•	However, 162(e)(1)(B) applies to political contribution non-deductible payments, while 162(e)(1)(A) captures lobbying non-deductible payments. Disclosing political contributions, however, will not include any payments to trade associations made by American Water which are used for lobbying purposes.[26]
•	Only committing to disclose trade association payments that exceed $50,000 where the trade association also uses a portion of the payments for political contributions means American Water will not be disclosing its lobbying payments, as asked for by the proposal. This leaves a serious disclosure gap, as trade associations generally spend far more on lobbying than on political contributions.

Lobbying Transparency: What Gets Disclosed Gets Managed.

•	If American Water has nothing to hide, transparent disclosure would simply show that its lobbying is being done for the company and shareholders’ best interests.
•	Knowing our company’s lobbying will be disclosed will ensure board and management oversight to safeguard that lobbying is being done in shareholder and American Water’s best interests.

The well-documented reputational risks of American Water’s lobbying and its inadequate lobbying disclosure policies highlight the critical need for the Company to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

For all of the above reasons, we believe that American Water’s current lobbying disclosures are inadequate to protect shareholder interests. We urge you to vote FOR Proposal 5, the shareholder proposal requesting a report on the Company’s lobbying expenditures.

Sincerely,

Lauren Compere

Managing Director

Boston Common Asset Management

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Boston Common Asset Management is not able to vote your proxies, nor does this communication contemplate such an event. Boston Common Asset Management urges shareholders to vote for Proposal 5 following the instructions provided on management's proxy mailing.

26 26 USC Section 162 (e)(1)(a) is the code that covers lobbying. Cornell University Law School Legal Information Institute, “26 U.S. Code § 162 - Trade or business expenses,” https://www.law.cornell.edu/uscode/text/26/162, accessed April 2, 2019.